SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

October 25, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Announces Summary of Consolidated Financial Results for the Nine Months Ended September 30, 2017

Prepared in Accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”)

TOKYO--(BUSINESS WIRE)--October 25, 2017--LINE Corporation (NYSE:LN) (TOKYO:3938) announces the summary of its consolidated financial results for the nine months ended September 30, 2017.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer and Head of Finance and Accounting
Telephone:	+81-3-4316-2050
Filing date of quarterly securities report: November 14, 2017
Payment date of dividends: –
Supplemental materials prepared on quarterly financial results: Yes
Financial results conference scheduled: Yes (for institutional investors and analysts)

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1. Consolidated financial results for the first nine months of 2017 (from January 1, 2017 to September 30, 2017)
(1) Consolidated operating results (cumulative)				(Percentages indicate year-on-year changes.)
	Revenues		Profit from operating activities		Profit before income taxes		Profit for the period
For the nine months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
September 30, 2017	121,233	17.4	24,479	33.8	21,198	38.9	12,184	114.3
September 30, 2016	103,239	17.2	18,294	–	15,266	–	5,684	–

	Profit attributable to the shareholders of the Company		Comprehensive income for the period		Basic earnings per share	Diluted earnings per share
For the nine months ended	Millions of yen	%	Millions of yen	%	Yen	Yen
September 30, 2017	12,074	127.2	13,334	207.9	55.09	50.90
September 30, 2016	5,315	–	4,331	–	28.54	25.68

(2) Consolidated financial position
	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets
As of	Millions of yen	Millions of yen	Millions of yen	%
September 30, 2017	283,412	181,241	177,277	62.6
December 31, 2016	256,089	161,023	160,834	62.8

2. Cash dividends
	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the year ended December 31, 2016	–	0.00	–	0.00	0.00
For the year ending December 31, 2017	–	0.00	–
For the year ending December 31, 2017 (Forecast)				-	-
Note:	Revisions to the cash dividends forecasts most recently announced: None
Concerning cash dividends forecasts for the year ending December 31, 2017, while the Company has decided not to pay an interim dividend, it has not yet made a decision regarding the year-end dividend.

3. Consolidated earnings forecasts for 2017 (from January 1, 2017 to December 31, 2017)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes
(1)	Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and estimates
	a.	Changes in accounting policies due to revisions in accounting standards under IFRS: None
	b.	Changes in accounting policies due to other reasons: None
	c.	Changes in accounting estimates: None

(3)	Number of shares issued and outstanding (common stock)
	a.	Total number of common shares issued and outstanding at the end of the period (including treasury shares)
		As of September 30, 2017	221,658,310	shares
		As of December 31, 2016	217,775,500	shares
	b.	Number of treasury shares at the end of the period
		As of September 30, 2017	1,007,810	shares
		As of December 31, 2016	–	shares
	c.	Average number of common shares outstanding during the period (cumulative from the beginning of the fiscal year)
		For the nine months ended September 30, 2017	219,178,184	shares
		For the nine months ended September 30, 2016	128,353,333	shares
Note:	As of December 31, 2015, the Company had issued 174,992,000 class A shares. However, through an amendment to its articles of incorporation effective as of March 31, 2016, the Company terminated its dual class structure and converted all class A shares into common shares. The average number of class A shares outstanding during the nine-month period ended September 30, 2016 was 57,906,443. The combined average number of common shares and class A shares outstanding for the nine-month period ended September 30, 2016 was 186,259,776.

* Information regarding the quarterly review procedures

This summary quarterly financial results report is exempt from the quarterly consolidated financial statements review procedures in accordance with the Financial Instruments and Exchange Act.

* Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;
ii.	its ability to improve user monetization;
iii.	its ability to successfully enter new markets and manage its business expansion;
iv.	its ability to compete in the global social network services market;
v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;
vi.	its ability to maintain good relationships with platform partners and attract new platform partners;
vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;
viii.	its expectations regarding its user growth rate and the usage of its mobile applications;
ix.	its ability to increase revenues and its revenue growth rate;
x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;
xi.	its ability to successfully acquire and integrate companies and assets;
xii.	its future business development, results of operations and financial condition;
xiii.	the regulatory environment in which it operates;
xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and
xv.	changes in business or macroeconomic conditions.

Index

1.	Qualitative information regarding financial results for the nine months ended September 30, 2017
	(1)	Operating results
	(2)	Financial position
	(3)	Forecast of consolidated financial results
2.	Interim condensed consolidated financial statements
	(1)	Interim condensed consolidated statement of financial position - unaudited
	(2)	Interim condensed consolidated statement of profit or loss - unaudited
	(3)	Interim condensed consolidated statement of comprehensive income - unaudited
	(4)	Interim condensed consolidated statement of change in equity - unaudited
	(5)	Notes to interim condensed consolidated financial statements - unaudited
Notes for going concern assumption

1. Qualitative information regarding financial results for the nine months ended September 30, 2017

(1) Operating results

In the first nine months of 2017 (from January 1, 2017 to September 30, 2017), there was ongoing uncertainty in the global economy overall, including with respect to foreign exchange trends, primarily as a result of concern over the new U.S. administration’s protectionist economic policies and increased geopolitical risks in the Middle East and North Korea. At the same time, emerging economies in Asia, particularly the Chinese economy, began to show signs of respite from economic slowdown. Thailand, one of the Company’s key countries, enjoyed brisk exports despite appreciation of the baht, and achieved a year-on-year increase in GDP growth rates, while Taiwan increased its exports at a growth rate exceeding 10% for the first six months of 2017 compared with the same period of the previous year and maintained positive GDP growth rates for five consecutive years.

Meanwhile, in the Japanese economy, there were signs of recovery in exports in industries such as the IT industry, firm improvement in employment rates and personal income levels, while personal spending showed moderate improvement.

Amid such circumstances, in the internet industry in which the Group is engaged, the total number of mobile phone shipments in Japan for the fiscal year ended December 31, 2016 was 36.06 million, a decrease of 3.0% year on year. The ratio of smartphones to the total number of mobile phone shipments in Japan was 81.6%, an increase of 3.6 percentage points year on year. Although the overall number of mobile phone shipments has hit a ceiling, there was an increase in users switching from feature phones to smartphones and an increase in the number of SIM-free smartphones. Current estimates suggest that the number of smartphone contracts in Japan will exceed 100 million by year 2018, and the mobile internet market is expected to continue to grow on the back of this expansion. (Source: MM Research Institute, Japan mobile phone handset shipment estimates for year 2016 and Overview of domestic mobile phone shipments for FY 2016).

In this business environment, the Group actively moved forward with the LINE business and portal segment. As of September 30, 2017, MAUs* in our four key countries (Japan, Taiwan, Thailand and Indonesia) reached 168 million, a year-on-year increase of 4.1%.

* Monthly Active Users (“MAUs”) in a given month refers to the number of user accounts that (i) accessed the LINE messaging application or any LINE Games through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during that month.

Revenues

The Group’s revenues from continuing operations from its major services in the first nine months of 2016 and 2017 are as follows:

(In millions of yen)
	For the nine-month period ended September 30,
	2016	2017
LINE business and portal segment
Communication and content
Communication(1)	22,317	23,141
Content(2)	34,025	30,400
Others(3)	7,921	13,217
Sub-total	64,263	66,758
Advertising
LINE advertising(4)	31,423	46,634
Portal advertising	7,553	7,841
Sub-total	38,976	54,475
Total	103,239	121,233

(1)	Revenues from communication increased mainly due to the steady growth of Creators’ Themes released in April 2016, as well as a shortening of the time taken for stickers to pass the review process and enhancement of products by popular creators for Creators’ stickers.
(2)	Revenues from content decreased mainly due to a decrease in revenues generated by the LINE Games business as a result of fewer new title releases, although we are steadily promoting existing services such as LINE Manga, LINE Fortune and LINE MUSIC.
(3)	Revenues from others increased mainly due to the expansion of LINE Friends service primarily overseas as well as the launch of LINE Mobile in September 2016.
(4)	Revenues from LINE advertising increased mainly due to the continued growth of existing “messenger ads” such as Official Accounts as well as a significant increase in revenues generated by “performance ads” on Timeline and LINE NEWS provided by the LINE Ads Platform released in June 2016.

Profit from operating activities

Profit from operating activities consists of revenues and other operating income reduced by operating expenses. In the first nine months of 2017, other operating income included 10,444 million yen in gain on transfer of business resulting from restructuring of the camera application business. With respect to operating expenses, there was an increase in employee compensation expenses due to headcount growth in accordance with business expansion, an increase in marketing expenses due mainly to the active running of TV commercials for LINE Mobile, an increase in authentication and other service expenses due mainly to additional network costs for LINE Mobile accompanying arising number of users, an increase in depreciation expenses of furniture and fixtures which were newly purchased due to the relocation of the headquarter offices, and an increase in other operating expenses due to an increase in rent payments for the new headquarter offices, which were partially offset by a decrease in the share-based payment expenses. Accordingly, the Group recorded operating expenses of 108,269 million yen, a year-on-year increase of 20.1%.

As a result, for the first nine months of 2017, the Group recorded profit from operating activities of 24,479 million yen, a year-on-year increase of 33.8%.

Profit for the period from continuing operations

The Group recorded profit before tax for the period from continuing operations of 21,198 million yen in the first nine months of 2017, a 38.9% increase year on year, due in part to an increase in profit from operating activities, a decrease in loss on foreign currency transactions, net, an increase in other non-operating income and a decrease in other non-operating expenses due to the revaluation of conversion right and redemption right of preferred stock which were offset in part by an increase in share of loss of associates and joint ventures mainly related to the Group’s interest in Snow Corporation. Income tax expense increased by 15.1% to 9,003 million yen for the first nine months of 2017 compared to the first nine months of 2016. On an after-tax basis, profit for the period from continuing operations was 12,195 million yen in the first nine months of 2017, an increase of 63.8% year on year. The effective tax rate for the nine-month period ended September 30, 2017 of 42.5% differed from the Japanese statutory tax rate of 31.7% for the year ending December 31, 2017. The effective income tax rate of 42.5% was primarily due to pre-tax losses recorded by subsidiaries on a standalone basis and pre-tax losses recorded by associates for which no deferred tax assets were recognized as the related tax benefits could not be recognized and due to recognition of share of loss on associates and joint ventures.

Profit for the period

Loss for the period from discontinued operations, which relate to the MixRadio business, for the first nine months of 2017 decreased from the corresponding period in 2016. Therefore, after subtracting the loss for the period from discontinued operations, profit for the period was 12,184 million yen in the first nine months of 2017, an increase of 114.3% year on year. Profit for the period attributable to the shareholders of the Company was 12,074 million yen in the first nine months of 2017, an increase of 127.2% year on year.

(2) Financial position

Regarding the financial position of the Group as of September 30, 2017, total assets of the Group increased by 27,323 million yen compared to the end of the previous fiscal year to 283,412 million yen. The main factors of increase were a 9,794 million yen increase in investments in associates and joint ventures mainly due to the acquisition of additional shares of Snow Corporation, an associate of the Group, in exchange for the camera application business, a 7,939 million yen increase in trade and other receivables due to increase in revenue, a 5,937 million yen increase in goodwill resulting from acquisition of subsidiaries, a 5,126 million yen increase in other financial assets, non-current, mainly due to the acquisition of debt instruments and the acquisition and revaluation of available-for-sale financial assets, and a 4,646 million yen increase in property and equipment, which related mainly to the relocation of the headquarter offices, while the main factor of decrease was a 10,717 million yen decrease in cash and cash equivalents.

Total liabilities increased by 7,105 million yen to 102,171 million yen as of September 30, 2017. The main factors of increase were a 3,811 million yen increase in advances received mainly due to an increase in unused LINE Points, a 2,772 million yen increase in other financial liabilities, current, mainly due to an increase in the balance of charges payable in the LINE Pay service, a 2,069 million yen increase in trade and other payables due to increased costs associated with increased revenues, and a 1,800 million yen increase in provisions, non-current, caused by an increase in provision for asset retirement associated with the relocation of the headquarter offices, while the main factor of decrease was a 2,860 million yen decrease in income taxes payables due to tax payments.

Total shareholders’ equity increased by 20,218 million yen to 181,241 million yen as of September 30, 2017. The main factors of increases were recognition of 12,074 million yen of profit for the period attributable to the shareholders of the Company, a 4,516 million yen increase in share capital and a 2,705 million yen increase in share premium mainly due to exercise of stock options, recognition of share-based compensation expenses and issuance of common shares due to the introduction of the Employee Stock Ownership Plan, and a 3,775 million yen increase in non-controlling interests mainly due to acquisition of subsidiaries. Such increases were offset in part by the acquisition of 4,000 million yen worth of treasury shares following the introduction of the Employee Stock Ownership Plan.

(3) Forecast of consolidated financial results

Forecasts for the next quarter

The Group’s revenues for the current fiscal year (January 1, 2017 to December 31, 2017) are expected to be higher compared to the fiscal year ended December 31, 2016. Specifically, in LINE advertising, growth in revenues is expected primarily due to Official Accounts and the contribution from the revenues of performance ads following the launch of ads on LINE family service such as LINE Manga. With respect to content distribution, the Group expects to continue to generate steady revenues, mainly because the Group plans to appropriately update existing titles and implement marketing. In communication, the Group also expects to continue to generate steady revenues primarily as a result of executing measures designed to match with the seasons and events.

In the current fiscal year (January 1, 2017 to December 31, 2017), although operating expenses are expected to increase following the expansion of services and marketing activities, full-scale investments in cloud AI “Clova” and share-based compensation expenses, the Group expects to continue to achieve positive profit from operating activities.

2. Interim Condensed Consolidated Financial Statements
(1) Interim Condensed Consolidated Statement of Financial Position - Unaudited

	(In millions of yen)
	December 31, 2016	September 30, 2017
Assets
Current assets
Cash and cash equivalents	134,698	123,981
Trade and other receivables	28,167	36,106
Other financial assets, current	6,952	5,470
Inventories	961	2,915
Other current assets	3,929	7,237
Total current assets	174,707	175,709
Non-current assets
Property and equipment	9,029	13,675
Goodwill	3,400	9,337
Other intangible assets	1,851	4,280
Investments in associates and joint ventures	12,712	22,506
Other financial assets, non-current	35,715	40,841
Deferred tax assets	18,385	16,634
Other non-current assets	290	430
Total non-current assets	81,382	107,703
Total assets	256,089	283,412

	(In millions of yen)
	December 31, 2016	September 30, 2017
Liabilities
Current liabilities
Trade and other payables	21,532	23,601
Other financial liabilities, current	24,497	27,269
Accrued expenses	9,049	9,943
Income tax payables	5,699	2,839
Advances received	11,286	15,097
Deferred revenue	9,739	9,190
Provisions, current	964	581
Other current liabilities	3,670	1,537
Total current liabilities	86,436	90,057
Non-current liabilities
Other financial liabilities, non-current	-	174
Deferred tax liabilities	1,161	1,784
Provisions, non-current	1,120	2,920
Post-employment benefits	6,204	7,029
Other non-current liabilities	145	207
Total non-current liabilities	8,630	12,114
Total liabilities	95,066	102,171
Shareholders’ equity
Share capital	77,856	82,372
Share premium	91,208	93,913
Treasury shares	-	(4,000)
Accumulated deficit	(12,381)	(299)
Accumulated other comprehensive income	4,151	5,291
Equity attributable to the shareholders of the Company	160,834	177,277
Non-controlling interests	189	3,964
Total shareholders’ equity	161,023	181,241
Total liabilities and shareholders’ equity	256,089	283,412

(2) Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

	(In millions of yen)
	For the nine-month period ended September 30,
	2016	2017
Revenues and other operating income:
Revenues	103,239	121,233
Other operating income	5,212	11,515
Total revenues and other operating income	108,451	132,748
Operating expenses:
Payment processing and licensing expenses	(22,435)	(22,320)
Employee compensation expenses	(28,889)	(30,064)
Marketing expenses	(7,552)	(10,396)
Infrastructure and communication expenses	(5,657)	(6,610)
Authentication and other service expenses	(9,720)	(17,221)
Depreciation and amortization expenses	(3,659)	(4,887)
Other operating expenses	(12,245)	(16,771)
Total operating expenses	(90,157)	(108,269)
Profit from operating activities	18,294	24,479
Finance income	55	136
Finance costs	(58)	(18)
Share of loss of associates and joint ventures	(326)	(4,308)
Loss on foreign currency transactions, net	(1,646)	(295)
Other non-operating income	4	1,268
Other non-operating expenses	(1,057)	(64)
Profit before tax from continuing operations	15,266	21,198
Income tax expenses	(7,819)	(9,003)
Profit for the period from continuing operations	7,447	12,195
Loss from discontinued operations, net of tax	(1,763)	(11)
Profit for the period	5,684	12,184
Attributable to:
The shareholders of the Company	5,315	12,074
Non-controlling interests	369	110

(In yen)
Earnings per share
Basic profit for the period attributable to the shareholders of the Company	28.54	55.09
Diluted profit for the period attributable to the shareholders of the Company	25.68	50.90
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	38.00	55.14
Diluted profit from continuing operations attributable to the shareholders of the Company	34.20	50.95
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	(9.46)	(0.05)
Diluted loss from discontinued operations attributable to the shareholders of the Company	(8.52)	(0.05)

(3) Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

	(In millions of yen)
	For the nine-month period ended September 30,
	2016	2017
Profit for the period	5,684	12,184
Other comprehensive income
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net changes in fair value	(729)	1,958
Reclassification to profit or loss	276	(664)
Exchange differences on translation of foreign operations:
(Loss)/gain arising during the period	(929)	213
Reclassification to profit or loss	50	(13)
Proportionate share of other comprehensive income of associates and joint ventures	(16)	4
Income tax relating to items that may be reclassified subsequently to profit or loss	(5)	(348)
Total other comprehensive income for the period, net of tax	(1,353)	1,150
Total comprehensive income for the period, net of tax	4,331	13,334
Attributable to:
The shareholders of the Company	3,925	13,212
Non-controlling interests	406	122

(4) Interim Condensed Consolidated Statement of Change in Equity - Unaudited

(In millions of yen)
	Equity attributable to the shareholders of the Company
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2016	12,596	18,983	(19,204)	240	6,917	(1,789)	17,743	(210)	17,533
Comprehensive
income/(loss)
Profit for the period	-	-	5,315	-	-	-	5,315	369	5,684
Other comprehensive income	-	-	-	(1,168)	(222)	-	(1,390)	37	(1,353)
Total comprehensive
income/(loss)for the
period	-	-	5,315	(1,168)	(222)	-	3,925	406	4,331
Recognition of share-
based payments	-	7,315	-	-	-	-	7,315	-	7,315
Forfeiture of stock
option	-	(55)	55	-	-	-	-	-	-
Exercise of stock
options	1,296	(76)	-	-	-	-	1,220	-	1,220
Acquisition of a
subsidiary	-	-	-	-	-	-	-	93	93
Initial public offering	63,424	62,853	-	-	-	-	126,277	-	126,277
Other	-	-	-	-	-	-	-	0	0
Balance at September 30, 2016	77,316	89,020	(13,834)	(928)	6,695	(1,789)	156,480	289	156,769

(In millions of yen)
	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Available- for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2017	77,856	91,208	-	(12,381)	(174)	5,649	(1,324)	160,834	189	161,023
Comprehensive income
Profit for the
period	-	-	-	12,074	-	-	-	12,074	110	12,184
Other
comprehensive
income	-	-	-	-	189	949	-	1,138	12	1,150
Total comprehensive income for the period	-	-	-	12,074	189	949	-	13,212	122	13,334
Recognition of
share-based
payments	-	1,273	-	-	-	-	-	1,273	-	1,273
Forfeiture of
stock
options	-	(8)	-	8	-	-	-	-	-	-
Exercise of
stock
options	2,516	(498)	-	-	-	-	-	2,018	-	2,018
Acquisition of
non-controlling
interests	-	(52)	-	-	2	-	-	(50)	15	(35)
Acquisition of
subsidiaries	-	-	-	-	-	-	-	-	3,638	3,638
Issuance of
common
shares and
acquisition of
treasury shares
under Employee
Stock Ownership
Plan	2,000	1,990	(4,000)	-	-	-	-	(10)	-	(10)

Balance at September 30, 2017	82,372	93,913	(4,000)	(299)	17	6,598	(1,324)	177,277	3,964	181,241

(5) Notes to Interim Condensed Consolidated Financial Statements - Unaudited

Notes for going concern assumption

Not applicable.

CONTACT:
LINE Global PR
Michiko Setsu, +81 3 4316 2104
dl_gpr@linecorp.co